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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	First Reserve Corporation		Pride International, Inc. ("PDE")
	411 W. Putnam Ave., Suite 109	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 29, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Greenwich, CT 06830 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		10/29/02		10/29/02		J			527,652	A					I		(1)

														20,049,402 (2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) 63,318 of these reported shares were acquired by First Reserve Fund VII, Limited Partnership ("Fund VII") and 464,334 reported shares were acquired by First Reserve Fund VIII, L.P. ("Fund VIII"). The reported shares were acquired on October 29, 2002, pursuant to the exercise of rights to convert shares held by Fund VII and Fund VIII in an affiliate of the Issuer under an Exchange Agreement dated March 7, 2001 between Fund VII, Fund VIII, and Pride International.

(2) Consists of 945,981 shares held by Fund VII; 11,229,406 shares held by Fund VIII; and 7,874,015 shares held by First Reserve Fund IX, L.P. ("Fund IX"). First Reserve Corporation ("First Reserve") is the general partner of First Reserve GP VII, L.P.; and First Reserve GP VIII,L.P., who, in turn are the general partners of Fund VII and Fund VIII, respectively. First Reserve GP IX, Inc. is the general partner of First Reserve GP IX, L.P., who, in turn, is the general partner of Fund IX. First Reserve is also the investment advisor to Fund IX. The direct and indirect general partners of Fund VII, Fund VIII and Fund IX, (the "Funds") respectively, may each be deemed to share beneficial ownership of the shares held by such Funds. While all Reporting Persons may be deemed to share beneficial ownership of the shares reported herein, each of the Funds and their respective direct and indirect general partners disclaim beneficial ownership of the shares held by the other Funds.

* - Thomas R. Denison is signing as the Managing Director of First Reserve Corporation ("First Reserve"). First Reserve is signing for itself, as the designated filer, as well as in the capacity of general partner of First Reserve GP VII, L.P. ("GP VII") and First Reserve GP VIII, L.P. ("GP VIII"). GP VII and GP VIII are signing for First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, L.P., respectively, as their general partners. Thomas R. Denison is also signing as the Managing Director of First Reserve GP IX, Inc. ("GP IX, Inc."). GP IX, Inc. is signing as the general partner of First Reserve GP IX, L.P. ("GP IX"). GP IX is signing for First Reserve Fund IX, L.P. as its general partner. All reporting entities and persons have the same address as First Reserve Corporation.

/s/ Thomas R. Denison*	10/30/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.